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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            TOWER PROPERTIES COMPANY
                       (Name of Subject Company (Issuer))


                            TOWER PROPERTIES COMPANY
                       (Names of Persons Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    891852105
                      (CUSIP Number of Class of Securities)


                                   Copies to:


                                Stanley J. Weber
                    Vice President, Chief Financial Officer,
                             Treasurer and Secretary
                            Tower Properties Company
                           911 Main Street, Suite 100
                           Kansas City, Missouri 64105
                                 (816) 374-0613

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:


                                 John A. Granda
                           Stinson Morrison Hecker LLP
                         1201 Walnut Street, Suite 2500
                           Kansas City, Missouri 64106
                                 (816) 691-3188

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1.      Subject Company Information

         The name of the subject company is Tower Properties Company, a Missouri corporation ("Tower"). Tower's principal executive offices are located at 911 Main Street, Suite 100, Kansas City, Missouri 64105 and its telephone number at this address is (816) 421-8255.

         The class of equity securities to which this Schedule 14D-9 (this "Schedule") relates is Tower common stock, par value $1.00 per share (the "Shares").

         As of November 18, 2005, there were 185,053 Shares issued and outstanding.

ITEM 2.      Identity and Background of Filing Person

         The name and address of Tower, which is the person filing this Schedule, are set forth in Item 1 above.

         This Schedule relates to the tender offer (the "Tender Offer") by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, "Mercury"), as disclosed in a Tender Offer Statement on Schedule TO filed by Mercury (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on November 8, 2005, to purchase up to 30,500 Shares, at a price of $340 per Share, net to each seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Mercury's Offer to Purchase, dated November 8, 2005 (the "Offer to Purchase"). As set forth in the Schedule TO, the principal executive officers of Mercury are located at 100 Field Point Road, Greenwich, Connecticut 06830.

ITEM 3.      Past Contacts, Transactions, Negotiations and Agreements

         To the knowledge of Tower, as of the date of this Schedule, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Tower or its affiliates and (1) Tower, its executive officers, directors or affiliates, or (2) Mercury, its executive officers, directors or affiliates.

ITEM 4.      The Solicitation or Recommendation

         As of November 18, 2005, there were 185,053 of Tower's Shares issued and outstanding. The 30,500 Shares sought by Mercury in the Tender Offer thus represent approximately 16.5% of Tower's outstanding Shares, which together with 6,298 Shares which Mercury states in the Schedule TO that it owned as of November 8, 2005, represent approximately 19.9% of Tower's outstanding Shares.

         In the Schedule TO, Mercury states that it is making the Tender Offer for investment purposes with a view towards making a profit, and not for the purpose of obtaining control of Tower. The Schedule TO states that Mercury expects to benefit from its investment in Tower through any one or a combination of (a) the payment of future cash dividends or previously accrued dividends on the Shares acquired under the Tender Offer, (b) additional Shares issued to


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shareholders in lieu of cash dividends, and/or (c) appreciation in the market value of the Shares acquired under the Tender Offer.

         For the reasons set forth below, Tower is advising its shareholders that it has the following positions with respect to the Tender Offer, depending upon the number of Shares each shareholder owns:

         - If a shareholder owns less than 50 Shares (a "Small Shareholder"), Tower recommends that the Small Shareholders accept Mercury's Tender Offer at $340 per Share with respect to the Small Shareholder's Shares.

         - If a shareholder owns 50 or more Shares (a "Large Shareholder"), Tower expresses no opinion and remains neutral toward the Tender Offer. Tower is advising each Large Shareholder to make his, her or its own independent investment decision with respect to accepting or rejecting the Tender Offer, after seeking the advice of the Large Shareholder's own financial, tax and other advisors. Although Tower recommends neither acceptance nor rejection of the Tender Offer by Large Shareholders, Tower believes that if Large Shareholders decide that now is a good time to sell some or all of their Shares at a purchase price of $340 per Share, Mercury's Tender Offer does give Large Shareholders the opportunity to liquidate some or all of their Shares at a price that Tower believes is fair from a financial point of view.

         Mercury commenced its Tender Offer fourteen days after Tower announced on October 25, 2005, by Tower's filing of a Form 8-K with the SEC, the approval by the Board of Directors of Tower of a proposed transaction that, if approved by its shareholders, would reduce the number of Tower's shareholders of record to fewer than 300. This would permit Tower to file a certification with the SEC which would result in the suspension of its reporting obligations under the federal securities laws and thereby save significant costs and expenses associated with being a public company. This reduction in the number of Tower's shareholders would be accomplished by a proposed amendment to its Articles of Incorporation to provide for a reverse 1-for-50 stock split followed immediately by a forward 50-for-1 stock split of Tower's Shares ("Split Transaction"), subject to shareholder approval at a special meeting of shareholders. A Small Shareholder immediately before the Split Transaction would receive cash in the amount of $320 per Share for each Share held immediately before the Split Transaction. A Large Shareholder immediately before the Split Transaction would continue to hold the same number of Shares after the completion of such transaction and would not receive any cash payment.

         In approving the proposed Split Transaction, Tower's Board of Directors concluded that the costs associated with being a public reporting company are not justified by the benefits in view of the limited trading activity in Tower's Shares. A Special Committee of independent directors ("Special Committee") was appointed to represent in the Split Transaction the interests of shareholders who are not affiliated with Tower's directors, executive officers and beneficial owners of 10% or more of Tower's outstanding Shares ("Unaffiliated Shareholders"). The Special Committee negotiated the price, terms and conditions of the Split Transaction, considered its fairness to Unaffiliated Shareholders (which includes unaffiliated Small Shareholders and unaffiliated Large Shareholders) and received a fairness opinion from its


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independent financial advisor, George K. Baum Advisors LLC, to the effect that the Split Transaction would be fair to the Unaffiliated Shareholders from a financial point of view. The Special Committee determined that the Split Transaction would be procedurally and substantively fair to the Unaffiliated Shareholders and recommended that Tower's Board of Directors approve the proposed transaction. The Board of Directors also received an opinion of its financial advisor, Stern Brothers Valuation Advisors, to the effect that the cash consideration of $320 per Share to be paid in the Split Transaction to Small Shareholders would be fair to the remaining shareholders of Tower. Tower's Board of Directors determined that the Split Transaction would be in the best interests of Tower and its shareholders and approved the proposed transaction.

         Tower is unable to predict whether the Tender Offer will result in Mercury purchasing a substantial number of Tower's Shares. Tower notes that the 30,500 Shares sought in the Tender Offer represent approximately 60% of Shares beneficially owned by persons other than persons affiliated with Tower's directors, executive officers, 10% shareholders and Mercury, which indicates that Mercury may be unable to acquire all of the 30,500 Shares sought by it in the Tender Offer. Tower is also unable to determine whether the Tender Offer will reduce the number of its shareholders of record to a sufficient number below 300 to enable Tower to permanently suspend its reporting obligations under the federal securities laws. Tower further notes that the Tender Offer is subject to a number of conditions that may or may not be satisfied or waived by Mercury, which provides no assurance that the Tender Offer will be consummated. However, Mercury has confirmed to Tower through its legal counsel that the Split Transaction would not prevent any of the conditions to the Tender Offer from being satisfied.

         Tower continues to believe that it is in the best interests of Tower and its shareholders to suspend its reporting and other obligations under the federal securities laws in order to save expenses and intends to promptly effectuate the proposed Split Transaction to accomplish this objective. Tower does not believe that it is advisable to raise the cash consideration to be paid to Small Shareholders in the Split Transaction to $340 per Share, as Tower continues to believe that $320 per Share is a fair price. However, for the reason that Small Shareholders (holders of less than 50 Shares) now have the opportunity to sell some or all of their Shares to Mercury in the Tender Offer at a price which is $20 higher per Share than the $320 per Share which will be paid to them in the Split Transaction, which will potentially enable the Company to achieve its corporate objective of suspending its reporting obligations with the use of less corporate funds, Tower is recommending that Small Shareholders accept Mercury's Tender Offer at $340 per Share.

         Tower believes that Large Shareholders should make their own decisions as to whether to sell or to continue to maintain their investment in Tower's Shares, after taking into account the price offered in the Tender Offer, all of the information available to them, their own investment objectives and tax situations, and the potentially less liquid trading market for Tower's Shares after either the Tender Offer or the Split Transaction. Tower's decision to express no opinion and remain neutral toward the Tender Offer with respect to Large Shareholders is based on the following reasons:



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         1.       Large Shareholders' decisions as to whether to tender or
                  refrain from tendering their Shares depend on factors personal to Large Shareholders, such as their need for immediate liquidity, investment time horizon and tax position.

         2. Mercury is seeking to acquire a minority position in Tower's outstanding Shares. According to information in the Schedule TO, if Mercury is able to purchase all of the 30,500 Shares sought by it in the Tender Offer, Mercury would become the beneficial owner of approximately 19.9% of Tower's outstanding Shares.

         3. Mercury has stated that it is making the Tender Offer for investment purposes with a view towards making a profit and not for the purpose of obtaining control of Tower.

         4. The number of Shares being sought by Mercury, coupled with Mercury's intent to hold the Shares for investment purposes, would not be expected to interfere with Tower's ability to pursue Tower's business objectives, which are to maximize long-term growth to its shareholders.

         5. While the current trading market for Tower's Shares is not liquid or efficient, it may potentially become less liquid and efficient in relative terms if either the Tender Offer or the Split Transaction is consummated.

         6. If the Tender Offer is oversubscribed, Mercury has indicated that it will accept Shares on a pro rata basis. In such event, only a portion of the Shares tendered by each shareholder will be acquired in the Tender Offer and certain Large Shareholders who tender their Shares may hold less than 50 Shares after giving effect to the Tender Offer. Such Large Shareholders would then become subject to the subsequent Split Transaction in which Tower would acquire their remaining Shares for $320 per Share.

         7. Tower believes that its Shares represent a sound, long-term investment and intends to continue to operate Tower in the interests of all of its shareholders. Large Shareholders whose Shares are tendered and accepted under the Tender Offer will no longer have a continuing interest as shareholders with respect to their Shares purchased in the Tender Offer and will not share in any future earnings and growth of Tower. To Tower's knowledge, none of Tower's directors, executive officers, or their affiliates currently intend to sell or tender their Shares under the Tender Offer and all of such persons intend to hold their Shares. Commerce Bank, N.A., a beneficial owner in a representative capacity of more than 10% of Tower's outstanding Shares, has advised that it expects that clients owning less than 50 Shares will tender their Shares under the Tender Offer, and that clients owning more than 50 Shares might also tender their Shares, depending on their investment time horizons, liquidity needs, legal and tax considerations, and other unique circumstances.

         Mercury's purchase of Shares under the Tender Offer and Tower's purchase of Shares from Small Shareholders in the Split Transaction, if such transactions are implemented, will


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reduce the number of its Shares which are publicly traded, as well as the number of Tower's shareholders. Tower's Shares are currently quoted on the OTC Bulletin Board. If Tower is able to suspend its reporting obligations under the Exchange Act, its Shares would no longer be eligible for OTC Bulletin Board trading. Although Tower intends to continue to make available current public information concerning Tower after ceasing to be a reporting company in order for its Shares to be considered for "pink sheets" quotations of unsolicited customer orders, there is no guarantee that its Shares will always be available for "pink sheets" trading. Suspension of Tower's reporting obligations under the Exchange Act would substantially reduce the information required to be furnished by Tower to shareholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement that Tower furnish a proxy statement and annual report to shareholders pursuant to Section 14(a), the disclosure and substantive protections for tender offers subject to Section 14(d), and the requirements of Rule 13e-3 with respect to "going private" transactions, no longer applicable to Tower. All of the foregoing matters may have an adverse effect upon the future liquidity and market value of Tower's remaining Shares.

         For the foregoing reasons, although Tower recommends neither acceptance nor rejection of the Tender Offer by Large Shareholders, Tower is advising Large Shareholders of Tower's belief that if Large Shareholders decide that now is a good time to take advantage of a liquidity opportunity that may be greater than the trading market can provide, Mercury's Tender Offer at a purchase price of $340 per Share does give Large Shareholders the opportunity to liquidate some or all of their Shares at a price that Tower believes is fair from a financial point of view.

         TOWER INTENDS TO FILE A PROXY STATEMENT CONCERNING THE PROPOSED SPLIT TRANSACTION WITH THE SEC. ALL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING AND THE PROPOSED TRANSACTION. SHAREHOLDERS MAY OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, SHAREHOLDERS MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY TOWER FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM TOWER AT 911 MAIN STREET, SUITE 100, KANSAS CITY, MISSOURI 64105, ATTENTION: INVESTOR RELATIONS. TOWER WILL ALSO MAIL A COPY OF THE DEFINITIVE PROXY STATEMENT PRIOR TO THE SPECIAL MEETING TO ITS SHAREHOLDERS ENTITLED TO VOTE AT THE SPECIAL MEETING.

         TOWER AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM TOWER'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN TOWER IS CONTAINED IN TOWER'S PROXY STATEMENT FILED WITH THE SEC ON MARCH 30, 2005. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT WITH RESPECT TO THIS TRANSACTION WHEN IT BECOMES AVAILABLE.

ITEM 5.  Persons/Assets Retained, Employed, Compensated or Used

         Neither Tower nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations in connection with the Tender Offer.


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ITEM 6.      Interest in Securities of the Subject Company

         No transactions in Tower's Shares have been effected during the past 60 days by Tower or, to the best of its knowledge, by any executive officer, director, beneficial owner of 10% or more of Tower's outstanding Shares, or affiliate of Tower.

ITEM 7.      Purposes of the Transaction and Plans or Proposals

         Tower is undertaking the Split Transaction described in response to
Item 4 hereof, but the Split Transaction was initiated prior to the commencement of the Tender Offer and not in response to the Tender Offer.

ITEM 8.      Additional Information

         None.

ITEM 9.      Material to be Filed as Exhibits

         (a)(1) Form 8-K Current Report of Tower filed with the SEC on October 25, 2005 and incorporated herein by reference.

            (2) Letter of solicitation or recommendation to Tower shareholders, dated November 21, 2005.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     TOWER PROPERTIES COMPANY


                                     By:       /s/ Thomas R. Willard
                                          -------------------------------------
                                            Name:  Thomas R. Willard
                                            Title: President and Chief Executive
                                                   Officer
Dated:  November 21, 2005



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